Exhibit 99.7

NORTH ATLANTIC VALUE A PART OF J O HAMBRO CAPITAL MANAGEMENT GROUP

North Atlantic Value LLP
Ground Floor
Ryder Court
14 Ryder Street
London SW1Y 6QB

18th December, 2006

Tel: +44 (0)20 7747 5678
Fax: +44 (0)20 7747 5647
www.navalue.co.uk

R.M. Thornton Esq.,

Chairman,

SunLink Health Systems, Inc,

900 Circle 75 Parkway,

Suite 1300,

Atlanta, GA 30339

U.S.A.

Dear Mr. Thornton,

We are dismayed by your press release dated 5th December, 2006 (the “Release”). Contrary to your assertion that SunLink’s Board of Directors and North Atlantic Value, LLP (“NAV”) mutually decided to terminate discussions concerning NAV’s proposal to acquire SunLink, NAV made no such decision. SunLink, acting unilaterally and without prior notice to NAV, issued the Release announcing termination. The issuance of the Release, without conferring with NAV prior to such issuance, contravenes the good faith understanding of the terms of our September 2006 letter upon which NAV undertook its final confirmatory due diligence. It should be noted that NAV disagrees with a significant number of statements made in the Release.

Since initiating its proposal to acquire SunLink, NAV has applied consistent valuation metrics to the Company. However, as the performance of the business has deteriorated, the value of the Company had a corresponding deterioration. Specifically, as disclosed in SunLink’s most recent 10-Q: (i) bad debt expense increased dramatically as a percentage of net revenues; (ii) operating costs escalated significantly, specifically related to labor costs; (iii) the quality of earnings declined, with a non-recurring reduction of expense due to reducing the professional liability risks, without which SunLink’s operating profit would have been eliminated; (iv) SunLink generated negative operating cash flow, which after capital expenditures resulted in a material increase in indebtedness. Furthermore, the departure of the Company’s Chief Financial Officer as announced with the quarterly earnings on November 8, 2006 was an additional point of concern in light of the Company’s performance.

Upon receiving approval from SunLink to perform specific confirmatory due diligence following the submission of our September 2006 letter of intent, the Company continually delayed and failed to reasonably cooperate with NAV’s due diligence requests. While conforming to the limitations imposed by our confidentiality agreement with the Company, the scope of our confirmatory due diligence had to be more rigorous as a result of our preliminary findings. Our due diligence findings and the Company’s deteriorating performance resulted in NAV’s proposal to negotiate a purchase price and structure that reflected the Company’s inherent value and reduced leverage capability.

Contrary to the statement made in the Release, NAV is willing to continue discussions with SunLink to consummate a transaction.

As the largest shareholder of SunLink, NAV questions the sincerity and ability of the current SunLink Directors to provide leadership to maximize shareholder value. NAV and its affiliates (which together hold approximately 17% of the outstanding SunLink shares) intend to propose a slate of Directors to replace current members of the SunLink Board. In this regard, NAV requests the current SunLink Board revise the SunLink governance documents to provide for a single class of Directors and eliminate the SunLink shareholder rights plan so that shareholders will have the ability to directly elect a new Board of Directors of SunLink who will act in the best interest of the shareholders.

Very truly yours,

/s/ Christopher H.B. Mills
Christopher H.B. Mills
Chief Investment Officer